United States securities and exchange commission logo





                                June 29, 2021

       Eddie Ni
       Chief Executive Officer
       Goldenstone Acquisition Limited
       4360 E. New York St.
       Aurora, IL 60504

                                                        Re: Goldenstone
Acquisition Limited
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2021
                                                            File No. 333-257209

       Dear Mr. Ni:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       The Offering, page 8

   1. Your revised disclosure on page 15 and throughout that "[u]p to $600,000 of such loans may be convertible into
units as a price of $10.00 per unit at the option of the lender"
                                                        appears to be
inconsistent with your disclosure on the same page and throughout that "up to $1,725,000 of such
loans may be convertible into private units at a price of $10.00 per unit at the option of
the lender." Please revise for clarity and consistency.
       Description of Securities, page 89

   2. Please revise to include a description of the private rights in this section.
 Eddie Ni
Goldenstone Acquisition Limited
June 29, 2021
Page 2
Exhibits

3. Refer to your response to comment 5. Please ensure that the exclusive forum provision in the warrant agreement filed as Exhibit 4.5 states that it does not apply to actions arising under the Securities Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Actt.
4. We note that your Rights Agreement filed as Exhibit 4.6 identifies the courts of the State of New York or the United States District Court for the Southern District of New York as
         the exclusive forums for the validity, interpretation and performance of the
         Agreement. Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Rights Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or
         Exchange Act. In addition, please provide a risk factor that addresses this provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameEddie Ni                                      Sincerely,
Comapany NameGoldenstone Acquisition Limited
                                                                Division of
Corporation Finance
June 29, 2021 Page 2                                            Office of
Finance
FirstName LastName